# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Allspring Global Dividend Opportunity Fund, CIK 0001386067
CUSIP: 94987C103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1415 Vantage Park Drive, 3rd Floor, Charlotte, North Carolina (NC), 28203
Date of event which requires filing of this statement: 04/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001297376

## Reporting persons
- Advisors Asset Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,256,129; shared voting power 0; sole dispositive power 2,270,411; shared dispositive power 0; aggregate amount beneficially owned 2,270,411 (5.272% of the class)

## Item 1. Issuer
Name of issuer: Allspring Global Dividend Opportunity Fund
Address of issuer's principal executive offices: 1415 Vantage Park Drive, 3rd Floor Charlotte, NC 28203

## Item 2. Person Filing
Name of person filing: Advisors Asset Management, Inc.
Address of principal business office or, if none, residence: 18925 Base Camp Road, Monument, Colorado 80132
Citizenship: Delaware, U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,270,411
Percent of class: 5.272%
Sole power to vote or to direct the vote: 2,256,129
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,270,411
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Advisors Asset Management, Inc. is sponsor of several unit investment trusts which hold shares of common stock of the issuer. No unit investment trust sponsored by Advisors Asset Management, Inc. holds 5% or more of the issuer's common stock. Advisors Asset Management, Inc. disclaims beneficial ownership of such shares of the issuer identified in this filing.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 6

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Advisors Asset Management, Inc.: /s/ Scott Colyer, Scott Colyer Chief Executive Officer (05/09/2025)